[Letterhead of BEA Systems, Inc.]

December 15, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Chris White

Re: BEA Systems, Inc. (File No. 000-22369)

Dear Mr. White:

I am writing in response to the letter dated December 12, 2006 which I received from Mr. Stephen Krikorian of the Securities and Exchange Commission (the “Commission”) regarding the Current Report on Form 8-K filed December 4, 2006 (the “Form 8-K”) by BEA Systems, Inc. (the “Company”). Pursuant to the telephone discussion you had on December 13, 2006 with David Zuckerman, the Company’s Associate General Counsel, I confirm to you, on behalf of the Company, that the Form 8-K did not identify the particular financial statements and years or periods covered that should no longer be relied upon pursuant to the disclosure requirements of Item 4.02(a)(1) of Form 8-K because such information is not known to the Company at this time. Nonetheless, the Company deemed it important to advise the public promptly of its determination that its financial statements should no longer be relied upon, as described in the Form 8-K. The Company intends to disclose promptly further information with respect to the particular financial statements and years or periods covered that should no longer be relied upon when the Company becomes aware of such information.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 8-K;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 8-K; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me with any questions or comments regarding the foregoing. Upon receipt of this letter, I respectfully request that the staff confirm that it has no further comments with respect to the Form 8-K.

Regards,

/s/ Mark P. Dentinger
Mark P. Dentinger Executive Vice President and Chief Financial Officer